SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

(Name of Issuer)

Shares of Beneficial Interest, par value $1.00 per share

7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share

(Title of Class of Securities)

709102107

709102503

709102602

709102701

(CUSIP Number)

James Stockard

General Counsel

Saunders Property Company

4040 MacArthur Blvd., Suite 300

Newport Beach, CA 92660

(949) 251-0444

Deborah S. Froling

Kutak Rock LLP

1625 Eye Street, N.W., Suite 800

Washington, D.C. 20006

(202) 828-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2023 (709102602)

February 2, 2023 (709102701)

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS John R. Saunders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 488,072 shares of Beneficial Interest(1) 147,400 shares of Series B Preferred Stock(2) 415,200 shares of Series C Preferred Stock(3) 258,660 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

488,072 shares of Beneficial Interest(1)

147,400 shares of Series B Preferred Stock(2)

415,200 shares of Series C Preferred Stock(3)

258,660 shares of Series D Preferred Stock(4)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

488,072 shares of Beneficial Interest(1)

147,400 shares of Series B Preferred Stock(2)

415,200 shares of Series C Preferred Stock(3)

258,660 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.09% of the outstanding shares of Beneficial Interest(5)

4.27% of the outstanding shares of Series B Preferred Stock(5)

6.02% of the outstanding shares of Series C Preferred Stock(5)

5.17% of the outstanding shares of Series D Preferred Stock(5)

14	TYPE OF REPORTING PERSON IN

(1) Includes indirect beneficial ownership of (i) 6,666 Shares of Beneficial Interest held by 17422 Derian L.P. in his capacity as manager of JS Commercial, LLC, which is the general partner of 17422 Derian L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Commercial LLC; (ii) 120,741 Shares of Beneficial Interest held by 2771 Garey L.P. in his capacity as the manager of JS Office LLC, which is the general partner of 2771 Garey L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Office LLC; (iii) 180,000 Shares of Beneficial Interest held by GS Building, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of G.S. Building, LP, and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; (iv) 20,000 Shares of Beneficial Interest held by Saunders Property, LLC in his capacity as manager of Saunders Property, LLC; (v) 86,666 Shares of Beneficial Interest held by S.F. Property, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of S.F. Property, L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; and (vi) 73,333 Shares of Beneficial Interest in his capacity as trustee of John R. Saunders Trust dated 7/14/87.

(2) Includes indirect beneficial ownership of (i) 64,200 Shares of Series B Preferred Stock held by 2771 Garey L.P. in his capacity as the manager of JS Office LLC, which is the general partner of 2771 Garey L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Office LLC; (ii) 80,000 Shares of Series B Preferred Stock held by S.F. Property, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of S.F. Property, L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; and (iii) 3,200 Shares of Series B Preferred Stock in his capacity as trustee of John R. Saunders Trust dated 7/14/87. Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Includes indirect beneficial ownership of (i) 20,000 Shares of Series C Preferred Stock held by 17422 Derian L.P. in his capacity as manager of JS Commercial, LLC, which is the general partner of 17422 Derian L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Commercial LLC; (ii) 305,000 Shares of Series C Preferred Stock held by 2771 Garey L.P. in his capacity as the manager of JS Office LLC, which is the general partner of 2771 Garey L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Office LLC; (iii) 83,000 Shares of Series C Preferred Stock held by S.F. Property, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of S.F. Property, L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; (iv) 5,600 Shares of Series C Preferred Stock in his capacity as trustee of John R. Saunders Trust dated 7/14/87; and (v) 1,600 Shares of Series C Preferred Stock held by SF Investments, LP. in his capacity as manager of G.S. Building, LLC, which is the general partner of SF Investments, LP, and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC. Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Includes indirect beneficial ownership of (i) 2,500 Shares of Series D Preferred Stock held by 17422 Derian L.P. in his capacity as manager of JS Commercial, LLC, which is the general partner of 17422 Derian L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Commercial LLC; (ii) 217,000 Shares of Series D Preferred Stock held by 2771 Garey L.P. in his capacity as the manager of JS Office LLC, which is the general partner of 2771 Garey L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of JS Office LLC; (iii) 34,000 Shares of Series D Preferred Stock held by S.F. Property, L.P. in his capacity as manager of G.S. Building, LLC, which is the general partner of S.F. Property, L.P., and sole trustee of The Saunders Family Trust dated 11/07/08, which is the parent of G.S. Building, LLC; and (iv) 5,160 Shares of Series D Preferred Stock in his capacity as trustee of John R. Saunders Trust dated 7/14/87. Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(5) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of Pennsylvania Real Estate Investment Trust (the “Issuer”), par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS G.S. Building, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 180,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 180,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%(1)
14	TYPE OF REPORTING PERSON PN

(1) Calculated based on 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS G.S. Building, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 266,666 shares of Beneficial Interest(1) 80,000 shares of Series B Preferred Stock(2) 84,600 shares of Series C Preferred Stock(3) 34,000 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 266,666 shares of Beneficial Interest(1) 80,000 shares of Series B Preferred Stock(2) 84,600 shares of Series C Preferred Stock(3) 34,000 shares of Series D Preferred Stock(4)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

266,666 shares of Beneficial Interest(1)
80,000 shares of Series B Preferred Stock(2)
84,600 shares of Series C Preferred Stock(3)
34,000 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0% of the outstanding shares of Beneficial Interest(5)
2.3% of the outstanding shares of Series B Preferred Stock(5)
1.2% of the outstanding shares of Series C Preferred Stock(5)
0.7% of the outstanding shares of Series D Preferred Stock(5)

14	TYPE OF REPORTING PERSON OO

(1) Includes indirect beneficial ownership of (i) 180,000 Shares of Beneficial Interest in its capacity as general partner of G.S. Building, L.P., and (ii) 86,666 Shares of Beneficial Interest in its capacity as general partner of S.F. Property, L.P.

(2) Includes indirect beneficial ownership of 80,000 Shares of Series B Preferred Stock in its capacity as general partner of S.F. Property, L.P. Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Includes indirect beneficial ownership of (i) 83,000 Shares of Series C Preferred Stock in its capacity as general partner of S.F. Property, L.P.; and (ii) 1,600 Shares of Series C Preferred Stock in its capacity as general partner of SF Investments, LLC. Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Includes indirect beneficial ownership of 34,000 Shares of Series D Preferred Stock in its capacity as general partner of S.F. Property, L.P. Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(5) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS 2771 Garey L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,741 shares of Beneficial Interest 64,200 shares of Series B Preferred Stock(2) 305,000 shares of Series C Preferred Stock(3) 217,000 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 120,741 shares of Beneficial Interest 64,200 shares of Series B Preferred Stock(2) 305,000 shares of Series C Preferred Stock(3) 217,000 shares of Series D Preferred Stock(4)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,741 shares of Beneficial Interest
64,200 shares of Series B Preferred Stock(2)
305,000 shares of Series C Preferred Stock(3)
217,000 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3% of the outstanding shares of Beneficial Interest(1)
1.9% of the outstanding shares of Series B Preferred Stock(1)
4.4% of the outstanding shares of Series C Preferred Stock(1)
4.3% of the outstanding shares of Series D Preferred Stock(1)

14	TYPE OF REPORTING PERSON PN

(1) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(2) Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS JS Office LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 120,741 shares of Beneficial Interest(1) 64,200 shares of Series B Preferred Stock(2) 305,000 shares of Series C Preferred Stock(3) 217,000 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

120,741 shares of Beneficial Interest(1)
64,200 shares of Series B Preferred Stock(2)
305,000 shares of Series C Preferred Stock(3)
217,000 shares of Series D Preferred Stock(4)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

120,741 shares of Beneficial Interest(1)
64,200 shares of Series B Preferred Stock(2)
305,000 shares of Series C Preferred Stock(3)
217,000 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14	TYPE OF REPORTING PERSON OO

(1) Includes indirect beneficial ownership of 120,741 Shares of Beneficial Interest in its capacity as general partner of 2771 Garey L.P.

(2) Includes indirect beneficial ownership of 64,200 Shares of Series B Preferred Stock in its capacity as general partner of 2771 Garey L.P. Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Includes indirect beneficial ownership of 305,000 Shares of Series C Preferred Stock in its capacity as general partner of 2771 Garey L.P. Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Includes indirect beneficial ownership of 217,000 Shares of Series D Preferred Stock in its capacity as general partner of 2771 Garey L.P. Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(5) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS S.F. Property, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 86,666 shares of Beneficial Interest 80,000 shares of Series B Preferred Stock(2) 83,000 shares of Series C Preferred Stock(3) 34,000 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 86,666 shares of Beneficial Interest 80,000 shares of Series B Preferred Stock(2) 83,000 shares of Series C Preferred Stock(3) 34,000 shares of Series D Preferred Stock(4)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,666 shares of Beneficial Interest
80,000 shares of Series B Preferred Stock(2)
83,000 shares of Series C Preferred Stock(3)
34,000 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding shares of Beneficial Interest(1)
2.3% of the outstanding shares of Series B Preferred Stock(1)

1.2% of the outstanding shares of Series C Preferred Stock(1)
0.7% of the outstanding shares of Series D Preferred Stock(1)

14	TYPE OF REPORTING PERSON PN

(1) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(2) Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

CUSIP No.	709102107

1	NAME OF REPORTING PERSONS Saunders Property, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.37%(1)
14	TYPE OF REPORTING PERSON OO

(1) Calculated based on 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS John R. Saunders Trust dated 7/14/87
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 73,333 shares of Beneficial Interest 3,200 shares of Series B Preferred Stock(2) 5,600 shares of Series C Preferred Stock(3) 5,160 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 73,333 shares of Beneficial Interest 3,200 shares of Series B Preferred Stock(2) 5,600 shares of Series C Preferred Stock(3) 5,160 shares of Series D Preferred Stock(4)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,333 shares of Beneficial Interest
3,200 shares of Series B Preferred Stock(2)

5,600 shares of Series C Preferred Stock(3)

5,160 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4% of the outstanding shares of Beneficial Interest(1)

0.1% of the outstanding shares of Series B Preferred Stock(1)

0.1% of the outstanding shares of Series C Preferred Stock(1)

0.1% of the outstanding shares of Series D Preferred Stock(1)

14	TYPE OF REPORTING PERSON OO

(1) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(2) Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

CUSIP No.	709102107 709102602 709102701

1	NAME OF REPORTING PERSONS 17422 Derian L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,666 shares of Beneficial Interest 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,666 shares of Beneficial Interest 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666 shares of Beneficial Interest 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12% of the outstanding shares of Beneficial Interest(1)

0.3% of the outstanding shares of Series C Preferred Stock(1)

0.1% of the outstanding shares of Series D Preferred Stock(1)

14	TYPE OF REPORTING PERSON PN

(1) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iii) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

(2) Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

CUSIP No.	709102107 709102602 709102701

1	NAME OF REPORTING PERSONS JS Commercial, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,666 shares of Beneficial Interest(1) 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,666 shares of Beneficial Interest(1) 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666 shares of Beneficial Interest(1) 20,000 shares of Series C Preferred Stock(2) 2,500 shares of Series D Preferred Stock(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.12% of the outstanding shares of Beneficial Interest(4)

0.3% of the outstanding shares of Series C Preferred Stock(4)

0.1% of the outstanding shares of Series D Preferred Stock41)

14	TYPE OF REPORTING PERSON OO

(1) Includes indirect beneficial ownership of 6,666 Shares of Beneficial Interest in its capacity as general partner of 17422 Derian L.P.

(2) Includes indirect beneficial ownership of 20,000 Shares of Series C Preferred Stock in its capacity as general partner of 17422 Derian L.P. Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Includes indirect beneficial ownership of 2,500 Shares of Series D Preferred Stock in its capacity as general partner of 17422 Derian L.P. Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iii) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102107 709102503 709102602 709102701

1	NAME OF REPORTING PERSONS The Saunders Family Trust dated 11/07/08
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 394,073 shares of Beneficial Interest(1) 144,200 shares of Series B Preferred Stock(2) 409,600 shares of Series C Preferred Stock(3) 253,500 shares of Series D Preferred Stock(4)
	9	SOLE DISPOSITIVE POWER 0
10

SHARED DISPOSITIVE POWER

394,073 shares of Beneficial Interest(1)

144,200 shares of Series B Preferred Stock(2)
409,600 shares of Series C Preferred Stock(3)
253,500 shares of Series D Preferred Stock(4)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

394,073 shares of Beneficial Interest(1)

144,200 shares of Series B Preferred Stock(2)
409,600 shares of Series C Preferred Stock(3)
253,500 shares of Series D Preferred Stock(4)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% of the outstanding shares of Beneficial Interest(5)
4.2% of the outstanding shares of Series B Preferred Stock(5)
5.9% of the outstanding shares of Series C Preferred Stock(5)
5.1% of the outstanding shares of Series D Preferred Stock(5)

14	TYPE OF REPORTING PERSON OO

(1) Includes indirect beneficial ownership of (i) 6,666 Shares of Beneficial Interest held by 17422 Derian L.P. in its capacity as parent of JS Commercial, LLC, which is the general partner of 17422 Derian LP; (ii) 120,741 Shares of Beneficial Interest held by 2771 Garey L.P., in its capacity as parent of JS Commercial, LLC, which is the general partner of 2771 Garey L.P.; (iii) 180,000 Shares of Beneficial Interest held by GS Building, L.P. in its capacity as parent of G.S. Building, LLC, which is the general partner of GS Building, L.P.; and (iv) 86,666 Shares of Beneficial Interest held by S.F. Property, L.P., in its capacity as parent of G.S. Building, LLC, which is the general partner of S.F. Property, L.P.

(2) Includes indirect beneficial ownership of (i) 64,200 Shares of Series B Preferred Stock held by 2771 Garey L.P., in its capacity as parent of JS Commercial, LLC, which is the general partner of 2771 Garey L.P.; and (ii) 80,000 Shares of Series B Preferred Stock held by S.F. Property, L.P., in its capacity as parent of G.S. Building, LLC, which is the general partner of S.F. Property, L.P. Beneficial ownership of Series B Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(3) Includes indirect beneficial ownership of (i) 20,000 Shares of Series C Preferred Stock held by 17422 Derian L.P. in its capacity as parent of JS Commercial, LLC, which is the general partner of 17422 Derian LP; (ii) 305,000 Shares Series C Preferred Stock held by 2771 Garey L.P., in its capacity as parent of JS Commercial, LLC, which is the general partner of 2771 Garey L.P.; (iii) 83,000 Shares of Series C Preferred Stock held by S.F. Property, L.P., in its capacity as parent of G.S. Building, LLC, which is the general partner of S.F. Property, L.P.; and (iv) 1,600 Shares of Series C Preferred Stock held by SF Investments, LP, in its capacity as parent of G.S. Building, LLC, which is the general partner of SF Investments, LP. Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(4) Includes indirect beneficial ownership of (i) 2,500 Shares of Series D Preferred Stock held by 17422 Derian L.P. in its capacity as parent of JS Commercial, LLC, which is the general partner of 17422 Derian LP; (ii) 217,000 Shares of Series D Preferred Stock held by 2771 Garey L.P., in its capacity as parent of JS Commercial, LLC, which is the general partner of 2771 Garey L.P.; (iii) 34,000 Shares of Series D Preferred Stock held by S.F. Property, L.P., in its capacity as parent of G.S. Building, LLC, which is the general partner of S.F. Property, L.P. Beneficial ownership of Series D Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(5) Calculated based on (i) 5,369,460 issued and outstanding Shares of Beneficial Interest of the Issuer, par value $1.00 per share, (ii) 3,450,000 issued and outstanding Shares of Series B Preferred Stock of the Issuer, par value $0.01 per share, (iii) 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, and (iv) 5,000,000 issued and outstanding Shares of Series D Preferred Stock of the Issuer, par value $0.01 per share, each as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No.	709102602

1	NAME OF REPORTING PERSONS SF Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,600 shares of Series C Preferred Stock(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,600 shares of Series C Preferred Stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,600 shares of Series C Preferred Stock(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%(2)
14	TYPE OF REPORTING PERSON PN

(1) Beneficial ownership of Series C Preferred Stock is disclosed solely in connection with the right of the preferred stockholders to appoint two members to the Issuer’s board of trustees in accordance with the designating amendments to the Issuer’s Amended and Restated Trust Agreement, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022, to the extent such disclosure is required by the Act.

(2) Calculated based on 6,900,000 issued and outstanding Shares of Series C Preferred Stock of the Issuer, par value $0.01 per share, as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022.

SCHEDULE 13D

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Schedule 13D”) amends and restates Amendment No. 2 to Schedule 13D filed by the Reporting Persons (defined below) with the Securities and Exchange Commission on February 18, 2022 and is being filed in connection with the Reporting Persons’ acquisition of five percent or more of the outstanding shares of each of Series C Preferred Stock and Series D Preferred Stock of Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust (the “Issuer”). On August 2, 2022, pursuant to the provisions of the designating amendments to the Issuer’s Amended and Restated Trust Agreement, the number of members constituting the board of trustees of the Issuer was increased by two and the holders of each class of preferred stock of the Issuer, voting together as a single class, were entitled to elect two additional members to the Issuer’s Board of Trustees, as disclosed by the Issuer on its Form 10-Q filed with the Securities and Exchange Commission on November 8, 2022. To the extent such rights of the preferred stockholders resulted in such a requirement under the Securities and Exchange Act of 1934, as amended, this Schedule 13D is being filed for the purpose of disclosing the Reporting Persons’ acquisition of five percent or more of the outstanding shares of such preferred securities as of each of the dates specified on the cover page to this Schedule 13D, respectively.

This inclusion of the Shares of Beneficial Interest in this Schedule 13D shall not be deemed an admission that any material change has occurred with respect to the Shares of Beneficial Interest disclosed in the Amendment No. 2 to Schedule 13D filed by the Saunders Group with the Securities and Exchange Commission on February 18, 2022.

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the following securities (collectively, the “Securities”) of the Issuer:

(a)         Common shares of beneficial interest, par value $1.00 per share (“Shares of Beneficial Interest”);

(b)         7.375% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (“Shares of Series B Preferred Stock”);

(c)          7.20% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (“Shares of Series C Preferred Stock”); and

(d)         6.875% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share (“Shares of Series D Preferred Stock”).

The address of the Issuer’s principal executive office is One Commerce Square, 2005 Market Street, Suite 1000, Philadelphia, PA 19103.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Schedule 13D is filed by: (i) John R. Saunders, an individual (“Saunders”); (ii) G.S. Building, L.P., a Nevada limited partnership (“G.S. Building”); (iii) G.S. Building, LLC, a Nevada limited liability company (“G.S. Building GP”); (iv) 2771 Garey L.P., a Nevada limited partnership (“2771 Garey”); (v) JS Office LLC, a Nevada limited liability company (“JS Office”); (vi) S.F. Property, L.P., a Nevada limited partnership (“S.F. Property”); (vii) Saunders Property, LLC, a Nevada limited liability company (“Saunders Property”); (viii) John R. Saunders Trust dated 7/14/87, a trust organized under the laws of the State of California (“Saunders Trust”); (ix) 17422 Derian L.P., a Nevada limited partnership (“17422 Derian”); (x) JS Commercial, LLC, a Nevada limited liability company (“JS Commercial”); (xi) The Saunders Family Trust dated 11/07/08, a trust organized under the laws of the State of California (“The Saunders Family Trust”); and (xii) SF Investments, LP, a Nevada limited partnership (“SF Investments”). The foregoing entities are referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons” or the “Saunders Group.”

G.S. Building GP is the general partner of each of G.S. Building, S.F. Property and SF Investments. JS Office is the general partner of 2771 Garey. JS Commercial is the general partner of 17422 Derian. Saunders serves as the sole trustee of Saunders Trust and The Saunders Family Trust and serves as the sole manager of the following entities: G.S. Building GP, JS Office, Saunders Property and JS Commercial. JS Office, JS Commercial and G.S. Building GP are each wholly owned subsidiaries of The Saunders Family Trust.

(b) The principal business address of each of the Reporting Persons is 4040 MacArthur Blvd., Suite 300 Newport Beach, CA 92660.

(c) Saunders’ principal occupation is as a real estate investor. Each of the other Reporting Persons is a partnership, limited liability company or trust that is principally engaged in acquiring, managing, holding and selling real estate and related investments.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Saunders is a citizen of the United States. The Saunders Trust and The Saunders Family Trust are each organized under the laws of the state of California. Each of the other Reporting Persons were formed under the laws of the State of Nevada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Saunders, G.S. Building, 2771 Garey, S.F. Property, Saunders Property, Saunders Trust and 17422 Derian acquired the Shares of Beneficial Interest reported herein for an aggregate of $17,188,246. The source of the funds for Saunders was from personal funds. The source of the funds for each of G.S. Building, 2771 Garey, S.F. Property, Saunders Property, Saunders Trust and 17422 Derian was from working capital.

2771 Garey, SF Property and Saunders Trust acquired the Shares of Series B Preferred Stock reported herein for an aggregate of $811,961. The source of the funds for each of 2771 Garey, SF Property and Saunders Trust was from working capital.

17422 Derian, 2771 Garey, SF Property, Saunders Trust and SF Investments acquired the Shares of Series C Preferred Stock reported herein for an aggregate of $1,493,707. The source of the funds for each of 17422 Derian, 2771 Garey, SF Property, Saunders Trust and SF Investments was from working capital.

17422 Derian, 2771 Garey, SF Property and Saunders Trust acquired the Shares of Series D Preferred Stock reported herein for an aggregate of $867,696. The source of the funds for each of 17422 Derian, 2771 Garey, SF Property and Saunders Trust was from working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares of Beneficial Interest to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the express purpose nor with the effect of changing or influencing the control or management of the Issuer. The Reporting Persons acquired the Shares of Beneficial Interest because they believed that the Shares of Beneficial Interest reported herein, when purchased, represented an attractive investment opportunity.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares of Beneficial Interest reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Shares of Beneficial Interest, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares of Beneficial Interest, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares of Beneficial Interest and/or other securities issued by the Issuer or selling some or all of their Shares of Beneficial Interest, engaging in hedging or similar transactions with respect to the Shares of Beneficial Interest and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of Shares of Beneficial Interest beneficially owned by each Reporting Person is set forth in Items 7, 8, 9, 10, 11 and 13 of the cover pages to this Schedule 13D relating to such Reporting Person and is incorporated by reference into this Item 5.

(b) Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote:

See Item 7 on the cover page(s) hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c) Transactions by the Reporting Persons in Shares of Beneficial Interest of the Issuer during the last sixty days is set forth on Appendix A and incorporated herein by reference to this Item 5.

(d) Except as set forth in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Shares of Beneficial Interest beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1 – Agreement as to joint filings pursuant to Regulation Section 240.13d-1(k)(1)(iii).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2023

/s/ John R. Saunders
John R. Saunders

G.S. BUILDING , L.P.

By: G.S. Building, LLC, its general partner

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

G.S. BUILDING, LLC

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

2771 GAREY L.P.

By: JS Office LLC, its general partner

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

JS OFFICE LLC

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

S.F. PROPERTY, L.P.

By: G.S. Building, LLC, its general partner

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

SAUNDERS PROPERTY, LLC

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

JOHN R. SAUNDERS TRUST DATED 7/14/87

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

THE SAUNDERS FAMILY TRUST DATED 11/07/08

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

17422 DERIAN L.P.

By: JS Commercial, LLC, its general partner

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

JS COMMERCIAL, LLC

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

SF INVESTMENTS L.P.

By: G.S. Building, LLC, its general partner

By:	/s/ John R. Saunders
Name:	John R. Saunders
Title:	Manager

Appendix A

Shares of Series B Preferred Stock Acquired by 2771 Garey L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
01/24/23	Open Market Purchase	Series B Preferred Stock (par value, $0.01)	400	$1.9500
02/02/23	Open Market Purchase	Series B Preferred Stock (par value, $0.01)	10,000	$1.7500

Shares of Series C Preferred Stock Acquired by 2771 Garey L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
01/04/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	10,000	$1.9000
01/09/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	25,000	$1.8300
01/13/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	10,000	$2.2400
01/19/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	1,595	$1.8900
01/23/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	7,502	$1.8500
01/23/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	10,000	$1.8800
01/25/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	95	$1.9000
01/25/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	100	$1.8900
01/25/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	300	$1.8600
01/30/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	2,181	$1.8700
01/30/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	12,819	$1.8800
02/06/23	Open Market Purchase	Series C Preferred Stock (par value, $0.01)	408	$1.8200

Shares of Series D Preferred Stock Acquired by 2771 Garey L.P.

Transaction Date	Transaction Type	Class of Securities	Quantity	Price
01/25/23	Open Market Purchase	Series D Preferred Stock (par value, $0.01)	5,000	$1.9100
02/02/23	Open Market Purchase	Series D Preferred Stock (par value, $0.01)	10,000	$1.8000
02/06/23	Open Market Purchase	Series D Preferred Stock (par value, $0.01)	2,000	$1.7500